UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934





                       Corrections Corporation of America
--------------------------------------------------------------------------------
                                (Name of Issuer)


       8.0% Series A Cumulative Preferred Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22025Y209
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                  May 29, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed Rule 13d-1(b)

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22025Y209
--------------------------------------------------------------------------------
     1.     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
            Courage Special Situations Master Fund, L.P.
--------------------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [X]
            (b)     [ ]
--------------------------------------------------------------------------------
     3.      SEC USE ONLY
--------------------------------------------------------------------------------
     4.      CITIZENSHIP OR PLACE OF ORGANIZATION   Cayman Islands
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER                               172,400
Number of         --------------------------------------------------------------
Shares
Beneficially      6.  SHARED VOTING POWER                                   0
Owned by          --------------------------------------------------------------
Each Reporting
Person With       7.  SOLE DISPOSITIVE POWER                          172,400
                  --------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER                              0
--------------------------------------------------------------------------------
    9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      172,400
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN         [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)            4.01%
--------------------------------------------------------------------------------
   12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    PN

CUSIP No. 22025Y209
--------------------------------------------------------------------------------
     1.     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Woodmont Capital, LLC
--------------------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [ X ]
            (b)     [   ]
--------------------------------------------------------------------------------
     3.      SEC USE ONLY
--------------------------------------------------------------------------------
     4.      CITIZENSHIP OR PLACE OF ORGANIZATION   Tennessee
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER                                 25,000
Number of         --------------------------------------------------------------
Shares
Beneficially      6.  SHARED VOTING POWER                                    0
Owned by          --------------------------------------------------------------
Each Reporting
Person With       7.  SOLE DISPOSITIVE POWER                            25,000
                  --------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER                               0
--------------------------------------------------------------------------------
    9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            25,000
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN          [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             .58%
--------------------------------------------------------------------------------
   12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    OO
--------------------------------------------------------------------------------

CUSIP No. 22025Y209
--------------------------------------------------------------------------------
     1.     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
             HFR ED Special Situations Trust
--------------------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [ X ]
            (b)     [   ]
--------------------------------------------------------------------------------
     3.      SEC USE ONLY
--------------------------------------------------------------------------------
     4.      CITIZENSHIP OR PLACE OF ORGANIZATION   Bermuda Unit Trust
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER                                 55,000
Number of         --------------------------------------------------------------
Shares
Beneficially      6.  SHARED VOTING POWER                                    0
Owned by          --------------------------------------------------------------
Each Reporting
Person With       7.  SOLE DISPOSITIVE POWER                            55,000
                  --------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER                               0
--------------------------------------------------------------------------------
     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     55,000
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN         [  ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        1.28%
--------------------------------------------------------------------------------
   12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)            00

CUSIP No. 22025Y209
--------------------------------------------------------------------------------
     1.     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
            Courage Investments Inc.
--------------------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [X]
            (b)     [ ]
--------------------------------------------------------------------------------
     3.      SEC USE ONLY
--------------------------------------------------------------------------------
     4.      CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER                            172,400
Number of
Shares
Beneficially      6.  SHARED VOTING POWER                                0
Owned by
Each Reporting
Person With       7.  SOLE DISPOSITIVE POWER                       172,400

                  8.  SHARED DISPOSITIVE POWER                           0
--------------------------------------------------------------------------------
     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   172,400 (1)
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN      [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         4.01%
--------------------------------------------------------------------------------
   12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                 CO
--------------------------------------------------------------------------------
----------------------------
(1) These shares are beneficially owned by Courage Special Situations Master Fund, L.P.

CUSIP No. 22025Y209
--------------------------------------------------------------------------------
     1.     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
            Courage Capital Management, LLC
--------------------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [X]
            (b)     [ ]
--------------------------------------------------------------------------------
     3.      SEC USE ONLY
--------------------------------------------------------------------------------
     4.      CITIZENSHIP OR PLACE OF ORGANIZATION  Tennessee
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER                               227,400
Number of         --------------------------------------------------------------
Shares
Beneficially      6.  SHARED VOTING POWER                                   0
Owned by          --------------------------------------------------------------
Each Reporting
Person With       7.  SOLE DISPOSITIVE POWER                          227,400
                  --------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER                              0
--------------------------------------------------------------------------------
     9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     227,400 (2)
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN         [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               5.29%
--------------------------------------------------------------------------------
   12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    OO
--------------------------------------------------------------------------------
--------------------------
(2) Includes the 172,400 shares beneficially owned by Courage Special Situations Master Fund, L.P., and the 55,000 shares beneficially owned by HFR ED Special Situations Trust.

CUSIP No. 22025Y209
--------------------------------------------------------------------------------
     1.     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
            Richard C. Patton
--------------------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [X]
            (b)     [ ]
--------------------------------------------------------------------------------
     3.      SEC USE ONLY
--------------------------------------------------------------------------------
     4.      CITIZENSHIP OR PLACE OF ORGANIZATION  Tennessee
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER                                 25,000
Number of         --------------------------------------------------------------
Shares
Beneficially      6.  SHARED VOTING POWER                              227,400
Owned by          --------------------------------------------------------------
Each Reporting
Person With       7.  SOLE DISPOSITIVE POWER                            25,000
                  --------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER                         227,400
--------------------------------------------------------------------------------
     9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     252,400 (3)
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN         [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               5.87%
--------------------------------------------------------------------------------
   12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                    IN
--------------------------------------------------------------------------------
------------------------
(3) Includes 172,400 shares of CCA's Series A Preferred Stock beneficially owned by Courage Special Situations Master Fund, L.P., 25,000 shares of CCA's Series A Preferred Stock beneficially owned by Woodmont Capital and 55,000 shares of CCA's Series A Preferred Stock beneficially owned by HFR ED Special Situations Trust.

CUSIP No. 22025Y209
--------------------------------------------------------------------------------
     1.     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
            Donald Farris
--------------------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [X]
            (b)     [ ]
--------------------------------------------------------------------------------
     3.      SEC USE ONLY
--------------------------------------------------------------------------------
     4.      CITIZENSHIP OR PLACE OF ORGANIZATION    California
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER                                      0
Number of         --------------------------------------------------------------
Shares
Beneficially      6.  SHARED VOTING POWER                              227,400
Owned by          --------------------------------------------------------------
Each Reporting
Person With       7.  SOLE DISPOSITIVE POWER                                 0
                  --------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER                         227,400
--------------------------------------------------------------------------------
     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     227,400 (4)
--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN          [ ]
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             5.29%
--------------------------------------------------------------------------------
   12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                     IN
--------------------------------------------------------------------------------
------------------------
(4) Includes 172,400 shares of CCA's Series A Preferred Stock beneficially owned by Courage Special Situations Fund, L.P., and 55,000 shares of CCA's Series A Preferred Stock beneficially owned by HFR ED Special Situations Trust.

Item 1.

          (a)       Name of Issuer:

                    Corrections Corporation of America

          (b)       Address of Issuer's Principal Executive Offices:

                    10 Burton Hills Blvd.
                    Nashville, Tennessee 37215

Item 2.

          (a)       Name of Person Filing:

                    Courage Special Situations Master Fund, L.P.
                    Woodmont Capital, LLC
                    HFR ED Special Situations Trust
                    Courage Investments Inc.
                    Courage Capital Management, LLC
                    Richard C. Patton
                    Donald Farris
                           (collectively, the "Filers")

          (b)       Address of Principal Business Office or, if none, Residence:

                    HFR ED Special Situations Trust
                    c/o HFR Asset Management, L.L.C.
                    10 S. Riverside Plaza, Suite 1450
                    Chicago, Il. 60606

                    Woodmont Capital, LLC; Courage Capital Management, LLC; Richard C. Patton and Donald Farris
                    4400 Harding Road
                    Nashville, TN 37205

                    Courage Investments Inc.
                    1403 Foulk Road, Suite 106-D
                    Wilmington, Delaware  19803

                    Courage Special Situations Master Fund, L.P.
                    Scotiatrust, 3rd Floor
                    Scotia Center, Cardinal Avenue
                    P.O. Box 501GT
                    George Town, Grand Cayman
                    Cayman Islands

          (c)       Citizenship:

                    For citizenship of Filers, see Section 4 of the cover sheet of each filer.

          (d)       Title of Class of Securities:

                    8.0% Series A Cumulative Preferred Stock, $.01 par value per share

          (e)       CUSIP Number:

                    22025Y209

Item 3.   If This  Statement is Filed  Pursuant to Rule  13d-l(b) or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o),

          (b)       [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)       [  ]  An  investment   adviser  in   accordance   with  Rule
                    l3d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule l3d-1(b)(l)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule l3d-l(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)       [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

          Not applicable.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)       Amount beneficially owned 252,400

          (b)       Percent of class: 5.87%___

          (c)       Number of shares as to which the person has:

                    (i)       Sole power to vote or to direct the vote: 252,400

                    (ii)      Shared power to vote or to direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition of: 252,400

                    (iv)      Shared   power  to   dispose   or  to  direct  the
                              disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Instruction       Dissolution of a group requires a response to this item

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent  holding  company  has filed this  schedule,  pursuant to Rule 13d-l
(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-l(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identity of each member of the group.

Courage Special Situations Master Fund, L.P. ("Courage Master") beneficially owns 172,400 shares of CCA's Series A Preferred Stock. Courage Master's general partner is Courage Investments Inc. ("Courage Investments"). Pursuant to an Investment Management Agreement, Courage Capital Management, LLC ("Courage Capital") controls the investment decisions of Courage Investments with respect to Courage Master. Courage Capital is controlled by Richard C. Patton and Donald Farris.

Woodmont Capital, LLC ("Woodmont") beneficially owns 25,000 shares of CCA's Series A Preferred Stock. Woodmont's chief manager is Richard C. Patton.

HFR ED Special Situations Trust ("HFR") beneficially owns 55,000 shares of CCA's Series A Preferred Stock. The 55,000 shares held by HFR are effectively controlled by Courage Capital pursuant to a Trading Manager Agreement. Courage Capital is controlled by Richard C. Patton and Donald Farris.


Item 9.   Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   June 10, 2002
                                   Date


                                   COURAGE SPECIAL SITUATIONS MASTER FUND, L.P.


                                   By: /s/ Thomas Strauss
                                      -----------------------------------

                                   Title: President
                                         --------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   June 10, 2002
                                   Date


                                   WOODMONT CAPITAL, LLC


                                   By:/s/ Richard Patton
                                      -----------------------------------

                                   Title: Chief Manager
                                         --------------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   June 10, 2002
                                   Date


                                   HFR ED SPECIAL SITUATIONS TRUST
                                   f/k/a HFR COURAGE MASTER TRUST

                                   By: /s/ Dora Hines
                                      -----------------------------------
                                      For and on behalf of HFR Asset
                                      Management, LLC

                                   Title: Investment Manager to the Trust
                                         --------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   June 10, 2002
                                   Date


                                   COURAGE INVESTMENTS, INC.


                                   By:/s/ Thomas Strauss
                                      -----------------------------------

                                   Title: President
                                         --------------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   June 10, 2002
                                   Date


                                   COURAGE CAPITAL
                                   MANAGEMENT, LLC


                                   By: /s/ Richard Patton
                                      -----------------------------------

                                   Title: Chief Manager
                                         --------------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   June 10, 2002
                                   Date

                                   /s/ RICHARD C. PATTON
                                   ------------------------------
                                   RICHARD C. PATTON



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   June 10, 2002
                                   Date

                                   /s/ DONALD FARRIS
                                   ------------------------------
                                   DONALD FARRIS